SECURI[barcode]ON

12011403

SEC Mail Processing Section

FEB 27 2012

Washington, DC 125

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	April 30, 2013
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 26260

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/11 (MM/DD/YY) AND ENDING 12/31/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: M. AMARICO INC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

96 Limekiln RD
(No. and Street)

West Redding (City) CT (State) 06896 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael Amari 203-938-3530
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

GARGAN, JAMES M CPA
(Name – *if individual, state last, first, middle name*)

828 Federal Road, Suite 2A (Address) Brookfield (City) CT (State) 06804 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Michael Amari, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of M Amarico Inc, as of December 31, 20 11, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

GRACE L. ABBADESSA
Notary Public - State of New York
No. 01AB6119088
Qualified in Putnam County
My Commission Expires November 22, 2012

Grace L. Abbadessa
Notary Public

Michael M Amari
Signature

President
Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in ~~Financial Condition~~. Cash Flows
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

JAMES M. GARGAN, C.P.A.

828 Federal Road, Suite 2A
Brookfield Village Center
Brookfield, CT 06804
(203) 740-9699

To The Board of Directors
M. Amarico, Inc.

I have examined the financial statements of M. Amarico, Inc. for the period ended December 31, 2011, and have issued my report thereon dated February 13, 2012. As part of my examination, I made a study and evaluation of the system as required by generally accepted auditing standards and Rule 17A-5 of the Securities and Exchange Commission. This study and evaluation included the accounting system, the procedures for safeguarding securities, and practices and procedures followed by the client in making the periodic computations of aggregate indebtedness and net capital under Rule 17A-3 (A) (11). Since the corporation claims exemption from compliance with Rule 15C3-3, I satisfied myself that all transactions were cleared through Pension Financial Services, Inc. and no information came to my attention that the Corporation did not comply with this requirement. Rule 17A-5 states that the scope of the study and evaluation should be sufficient to provide assurance that any material weakness existing at the date of my examination would be disclosed. Under generally accepted auditing standards and Rule 17A-5, the purposes of such study and evaluation are to establish a basis for reliance thereon in determining the nature, timing, and extent of other auditing procedures necessary for expressing an opinion on the financial statements and to provide a basis for reporting material weaknesses in internal auditing control.

The objective of internal accounting control is to provide reasonable, but not absolute, assurance concerning the safeguarding of assets against loss from unauthorized use or disposition and concerning the reliability of financial records for preparing financial statements and maintaining accountability for assets. However, for the purpose of this report under Rule 17A-5, the determination of weakness to be reported was made without considering the practicability of corrective action by management within the framework of a cost/benefit relationship.

There are inherent limitations that should be recognized in considering the potential effectiveness of any system of internal accounting control. In the performance of most control procedures, errors can result from the misunderstanding of instructions, mistakes of judgment, carelessness, or other personal factors. Control procedures whose effectiveness depends on segregation of duties can be circumvented intentionally by management either with respect to the execution and recording of transactions or with respect to the estimates and judgments required in the preparations of financial statements. Further, projection of any evaluation of internal accounting control for future period is subject to the risk that the procedures may become inadequate because of changes in conditions or that the degree of compliance with the procedures may deteriorate.

JAMES M. GARGAN, C.P.A.

828 Federal Road, Suite 2A
Brookfield Village Center
Brookfield, CT 06804
(203) 740-9699

My study and evaluation of the system of internal accounting control for the period ended December 31, 2011, which was made for the purposes set forth in the first paragraph above, that may have existed during the period, disclosed no weaknesses that I believe to be material.

Further, my scope of the audit consisted of a review of the accounting system and internal control to provide reasonable assurance that there were no material inadequacies found, except as I mentioned above regarding, the segregation of duties. As of this audit date there appears to be no material inadequacies as set forth.

Brookfield, Connecticut
February 13, 2012

James M. Gargan, CPA

JAMES M. GARGAN, C.P.A.

828 Federal Road, Suite 2A
Brookfield Village Center
Brookfield, CT 06804
(203) 740-9699

To The Shareholder of
M. Amarico, Inc.

I have examined the statement of financial condition of M. Amarico, Inc. as of December 31, 2011 and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended. My examination was made in accordance with generally accepted auditing standards and accordingly, included such tests of the accounting records and such other auditing procedures as I considered necessary in the circumstances.

In my opinion, the financial statements referred to above present fairly the financial position of M. Amarico, Inc. as of December 31, 2011, and the results of its operations and changes in financial position for the year then ended in conformity with generally accepted accounting principles.

My examination included the supplementary schedules 1-4 and in my opinion, they represent fairly the information included therein in conformity with the rules of the Securities and Exchange Commission.

James M. Gargan CPA

Brookfield, Connecticut
February 13, 2012

M. Amarico, Inc.
Statement of Financial Condition
As of December 31, 2011

Exhibit A

Assets

Current Assets		
Cash and Cash Equivalents	$ 53,481	
Accounts Receivable	3,319	
Securities Owned at Market Value (Cost $24,692)	21,538	
Prepaid Expenses & Deposits	557	
Total Current Assets		$78,895
Fixed Assets		
Automobiles	40,533	
Furniture, Fixtures & Office Equip.	35,032	
Total	$75,565	
Less: Accumulated Depreciation	71,094	
Net Fixed Assets		$ 4,471
Other Assets		
Cash Surrender Value Life Insurance		66,229
Total Assets		$149,595

Liabilities and Stockholder's Equity

Liabilities	
Accounts Payable, Accrued Expenses and Taxes Payable (Schedule A-1)	$ 1,091
Shareholder Loan	15,894
Total Liabilities	16,985
Commitments and Contingent Liabilities (Note 8)	
Stockholders' Equity	
Capital Stock Issued (Note 2)	$ 50,000
Retained Earnings - Exhibit C	82,610
Total Stockholders' Equity (Exhibit D)	$132,610
Total Liabilities and Stockholders' Equity	$149,595

The accompanying notes to financial statements are an integral part of this report.

M. Amarico, Inc.
Accrued Expenses and Taxes Payable
As of December 31, 2011

Schedule A-1

Accounts Payable		0
Accrued Payroll Taxes		645
Accrued Income Taxes		446
	Total	$1,091

The accompanying notes to financial statements are an integral part of this report.

M. Amarico, Inc.
Statement of Income
For the Calendar Year 2011

Exhibit B

Revenue		
Commissions etc.	$108,228	
Profits (Loss) on Firm Trading Accounts	6,598	
Unrealized Gain (Loss) on Securities Held	(9,291)	
Interest and Dividends	2,125	
Total Revenue		$107,660
Expenses		
Officer's Salary	$ 2,400	
Salary Expense	14,640	
Clearing Broker	55,878	
Payroll Taxes & Employee Benefits (Note 3)	29,297	
Telephone	2,436	
Insurance	1,105	
Membership Dues & Subscriptions	2,395	
Office Supplies & Expense	57	
Utilities & Other Occupancy	3,590	
Material & Repair Expense	998	
Professional Fee	11,777	
NASD & Other Regulatory Expenses	1,221	
Quote Expense	500	
Interest Expense	41	
General & Miscellaneous Expenses	69	
Total Expenses		$126,404
Profit (Loss) Before Depreciation and Taxes		(18,744)
Less: Depreciation (Note 5)		506
Income (Loss) Before Taxes		$(19,250)
Changes in Income Taxes (Note 6)		576
Net Income (Loss)		$ (19,826)

The accompanying notes to financial statements are an integral part of this report.

M. Amarico, Inc.
Statement of Retained Earnings
For the Calendar Year 2011

Exhibit C

Balance - Beginning of Year	$99,660	
Deduct: Net Loss Per Exhibit B	(19,826)	
Cash Surrender Value Life Insurance	2,776	
Balance - End of Year		$82,610

Statement of Changes in Stockholders' Equity

Exhibit D

Balance - Beginning of Year	$149,660	
Deduct: Net Loss Per Exhibit B	(19,826)	
Cash Surrender Value of Life Insurance	2,776	
Balance - End of Year		$132,610

The accompanying notes to financial statements are an integral part of this report.

M. Amarico, Inc.
Statement of Cash Flows
For the Calendar Year 2011

Exhibit E

Sources (Uses) of Cash		
From Operations		
Net Income (Loss)	$ (19,826)	
Depreciation	506	
Cash (Uses) of Cash from Operating Activities		$ (19,320)
Changes in Assets and Liabilities		
Accounts Receivable	2,542	
Accrued Expenses and Taxes	368	
Shareholder's Loan	(100)	
Net (Uses) of Cash from Operating Activities		$(16,510)
Cash Flow From Investing and Financing Activities		
Sale of Marketable Securities	11,532	
Net (User) of Cash from Investing and Financing		$ 11,532
Net (Decrease) in Cash		(4,978)
Cash Beginning of Year		58,459
Cash End of Year		$ 53,481
Cash Paid During the Year for Income Taxes		$ 576
Cash Paid During the Year for Interest		$ 41

The accompanying notes to financial statements are an integral part of this report.

M. Amarico, Inc.
Computation of Net Capital
As of December 31, 2011

		Schedule 1
Total Stockholder's Equity Per Exhibit A		$132,610
Less: Non Allowable Assets		
Prepaid Expenses & Deposits	$ 557	
Net Fixed Assets	4,471	$ 5,028
Net Capital Before Haircuts on Securities Position		$127,582
Less: Haircuts on Securities Position		
		$ 3,230
Net Capital		$124,352

The accompanying notes to financial statements are an integral part of this report.

M. Amarico, Inc.
Computation of Aggregate Indebtness and Percentage of Aggregate Indebtness to Net Capital
As of December 31, 2011

Schedule 1-a

Aggregate Indebtedness Liabilities		
Accrued Income Taxes	$	446
Accounts Payable		0
Accrued Payroll Taxes		645
Total	$	1,091
Percentage of Aggregate Indebtedness to Net Capital		.0088 to 1

The accompanying notes to financial statements are an integral part of this report.

M. Amarico, Inc.
Computation for Determination of Requirements
Pursuant to Rule 15C3-4

Schedule 2

Not Applicable*

Information Relating to the Possession or Control
Pursuant to Rule 15C3-3
December 31, 2011

Schedule 3

Not Applicable*

* The above schedules numbered 2 and 3 are not applicable since the corporation claims an exemption from Rule 15C3-3 on the grounds that all customer transactions are cleared though Pension Financial Services, Inc. on a fully disclosed basis.

The accompanying notes to financial statements are an integral part of this report.

M. Amarico, Inc.
Reconciliation of Net Capital Computation
As of December 31, 2011

Schedule 4

Net Capital Per Form X-17A-5 (Unaudited Focus Report Filed by Corporation	$ 124,751
Net Capital Per Schedule 1	124,352
Difference Decrease	$ (399)
The Above difference is Reconciled as Follows-	
Increase in Net Fixed Assets	(94)
Decrease in Depreciation	94
Increase in State Income Tax	399
Total Difference	$ (399)

The accompanying notes to financial statements are an integral part of this report.

M. Amarico, Inc.
Note to Financial Statements
December 31, 2011

Note 1 - Nature of Corporation's Business

The corporation conducts a retail stock brokerage business with its offices at 96 Limekiln Road, West Redding, CT. All customer transactions are fully disclosed through Pension Financial Services, Inc. The agreement with Pension Financial Services, Inc. (Pension) is for M. Amarico, Inc. to deposit $50,000 in a Good Faith Account at Pension.

Note 2 - Capital Stock Issued

The corporation was incorporated in the state of Delaware on January 14, 1981. Subsequent to that date, Mr. Michael Amari purchased 100% of the capital stock in the Corporation for the sum of $50,000.

Note 3 - Payroll Taxes and Employee Benefits

Contribution to the M. Amarico Pension Plan was $8,920 due to the decline of assets for the period ending January 31, 2011. The calculation to determine the asset valuation of the plan was for the period ended December 31, 2010. The remaining pension provision on Amarico's books reflects an accrual of possible contribution for 2011 since actuarial reports are not finalized as of this audit date.

Note 4 - Insurance

The corporation has secured a Stockholders' Blanket Insurance Policy from National Union Fire Insurance Co. for the term of one year commencing April 5, 2011 through April 5, 2012. The policy has a limit of $25,000 and is subject to a loss deductible clause of $5,000 per loss. The premium applicable to the year 2011 is reflected in Insurance Expense on Exhibit B. The corporation is a member of the Securities Investors Protection Corp. Assessments paid to same, are included in Insurance Expense on Exhibit B.

Note 5 - Depreciation

Included herein is the sum of $506 for depreciation on equipment and is calculated under the Straight Line Method of Depreciation.

Note 6 - Income Taxes

Income taxes consist of the following:

Current		
	Federal	$ 0
	State & Local	576
		$ 576
Deferred		
	Federal	0
	State	0
		$ 0

Deferred taxes are provided due principally to unrealized appreciation of securities. Reduction in deferred taxes is a result of recognized income from sale of securities. Deferred taxes are accrued due to timing differences and book to tax accounting for depreciation. There was no accrual for deferred taxes in 2011 since the amount was immaterial and results reflect a net loss to operations.

Note 7 - Net Income (Loss)

The Loss of $19,826 is arrived at after including net unrealized profit and losses from securities. Unrealized Loss on securities was $9,291. The salaries, paid to non officers, for 2011 were $14,640.

Note 8 - Commitments and Contingent Liabilities

The Company as of this date is unaware of any contingencies.

The accompanying notes to financial statements are an integral part of this report.